Exhibit 99.1

CORPORATE RELEASE	11 December 2025

Manchester United PLC Reports First Quarter Fiscal 2026 Results

Key Points

•	Achieved total revenues of £140.3 million and adjusted EBITDA of £26.9 million, compared to £143.1 million and £23.7 million respectively in the first quarter of fiscal 2025;
•	Operating profit for the quarter was £13.0 million, compared with an operating loss of £7.0 million in the first quarter of fiscal 2025, as the Club continues to see the impact of operating cost and headcount reduction programs implemented during the previous year;
•	The men’s first team is currently positioned 6th in the Premier League; our women’s first team is currently 3rd in the Women’s Super League and successfully qualified for the league phase of the UEFA Women’s Champions League for the first time;
•	Partnerships extended with Canon Medical Systems and Concha y Toro, continuing more than a decade of collaboration with both partners;
•	For Fiscal 2026, the company reiterates its prior guidance of total revenues of £640 million to £660 million and adjusted EBITDA of £180 million to £200 million

MANCHESTER, England – 11 December 2025 – Manchester United (NYSE: MANU; the “Company” and the “Group”) today announced financial results for the 2026 fiscal first quarter ended 30 September 2025.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “These robust financial results reflect the resilience of Manchester United as we make strong progress in our transformation of the club. The difficult decisions we have made in the past year have resulted in a sustainably lower cost base and a more streamlined, effective organisation equipped to drive the club towards improved sporting and commercial performance over the long-term. That has helped us to invest in our men’s and women’s teams, sitting in sixth and third places in the Premier League and Women’s Super League respectively.”

Outlook

For fiscal 2026, the Company reiterates its full year revenue guidance of £640 million to £660 million and adjusted EBITDA guidance of £180 million to £200 million. The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2025/26 season*	6	13	12	7	38
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38

*As of 11 December 2025; subject to change

Key Financials (unaudited)

£ million (except earnings/(loss) per share)	Three months ended 30 September
	2025	2024	Change
Commercial revenue	84.2	85.3	(1.3)%
Broadcasting revenue	29.9	31.3	(4.5)%
Matchday revenue	26.2	26.5	(1.1)%
Total revenue	140.3	143.1	(2.0)%
Adjusted EBITDA(1)	26.9	23.7	13.5%
Operating profit/(loss)	13.0	(6.9)	-

(Loss)/profit for the period (i.e. net (loss)/profit)	(6.6)	1.4	-
Basic (loss)/earnings per share (pence)	(3.85)	0.78	-
Adjusted loss for the period (i.e. adjusted net loss)(1)	(2.6)	(0.3)	-
Adjusted basic loss per share (pence)(1)	(1.48)	(0.21)	-

Non-current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 September 2025 was £265.0 million and total current borrowings including accrued interest payable was £268.0 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £84.2 million, a decrease of £1.1 million, or 1.3%, over the prior year quarter.

•	Sponsorship revenue was £47.0 million, a decrease of £4.8 million, or 9.3%, over the prior year quarter due to changes in our commercial partner mix.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £37.2 million, an increase of £3.7 million, or 11.0%, over the prior year quarter, due to the impact of a full three months’ trading under our new e-commerce model, compared to only one month in the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £29.9 million, a decrease of £1.4 million, or 4.5%, over the prior year quarter, primarily due to our men’s first team participating in the UEFA Europa League in the prior year quarter, with no UEFA competition in the current year quarter.

Matchday

Matchday revenue for the quarter was £26.2 million, a decrease of £0.3 million, or 1.1%, over the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £172.4 million, a decrease of £13.2 million, or 7.1%, over the prior year quarter. This decrease is explained by category below.

Employee benefit expenses

Employee benefit expenses for the quarter were £73.6 million, a decrease of £6.6 million, or 8.2%, over the prior year quarter, primarily due to the impact of headcount reduction programs implemented in the prior year.

Other operating expenses

Other operating expenses for the quarter were £39.8 million, an increase of £0.6 million, or 1.5%, over the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £4.8 million, an increase of £0.5 million, or 11.6%, over the prior year quarter. Amortization for the quarter was £54.1 million, an increase of £0.8 million, or 1.5%, over the prior year quarter. The unamortized balance of registrations at 30 September 2025 was £624.1 million, compared to £559.3 million at 30 September 2024.

Exceptional items

Exceptional items for the quarter were £nil. Exceptional items in the prior year quarter were a cost of £8.6 million. This comprised costs incurred in relation to the restructuring of the Group’s operations, including the redundancy scheme implemented in the first quarter of financial year 2025.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £45.0 million, an increase of £9.4 million, or 26.4%, from £35.6 million in the prior year quarter.

Net finance (costs)/income

Net finance costs for the quarter were £21.4 million, compared to net finance income of £8.6 million in the prior year quarter. This is primarily due to an unfavorable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings, compared to a favorable swing in the prior year quarter.

Income tax

The income tax credit for the quarter was £1.8 million, compared to an income tax expense of £0.3 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £5.6 million in the quarter to 30 September 2025 compared to the cash position at 30 June 2025.

Net cash outflow from operating activities for the quarter was £1.3 million, compared to net cash inflow of £13.3 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £17.0 million, an increase of £6.7 million over the prior year quarter, primarily due to expenditure relating to the finalisation of the redevelopment of our men’s first team facility at Carrington, which opened in August 2025.

Net capital expenditure on intangible assets for the quarter was £99.7 million, a decrease of £20.5 million over the prior year quarter, primarily due to increased proceeds from player sales in the current year quarter.

Net cash inflow from financing activities for the quarter was £102.7 million, compared to a net cash inflow of £199.9 million in the prior year quarter. This is due to a drawdown of £105.0 million on our revolving facilities in the current year quarter compared to a drawdown of £200.0 million in the prior year quarter.

Balance sheet

Our USD non-current borrowings as of 30 September 2025 were $650 million, which was unchanged from 30 September 2024. As a result of the year-on-year change in the USD/GBP exchange rate from 1.3412 at 30 September 2024 to 1.3449 at 30 September 2025, our non-current borrowings when converted to GBP were £481.2 million, compared to £481.7 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings, inclusive of accrued interest, at 30 September 2025 were £268.0 million compared to £232.3 million at 30 September 2024.

As of 30 September 2025, cash and cash equivalents were £80.5 million compared to £149.6 million at the prior year quarter.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit on disposal of intangible assets, net finance income/costs, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges related to exceptional items, foreign exchange losses/gains on unhedged US dollar denominated borrowings and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 25%; 2024: 25)%. The normalized tax rate of 25% is the current UK corporation tax rate. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended 30 September
	2025	2024
Revenue
Commercial % of total revenue	60.0%	59.6%
Broadcasting % of total revenue	21.3%	21.9%
Matchday % of total revenue	18.7%	18.5%

	2025/26 Season	2024/25 Season
Home Matches Played
PL	3	3
UEFA competitions	-	1
Domestic Cups	-	1
Away Matches Played
PL	3	3
UEFA competitions	-	-
Domestic Cups	1	-

Other
Employee benefit expenses % of revenue	52.5%	56.0%

Contacts
Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2025	2024
Revenue from contracts with customers	140,345	143,065
Operating expenses	(172,387)	(185,585)
Profit on disposal of intangible assets	45,044	35,552
Operating profit/(loss)	13,002	(6,968)
Finance costs	(22,663)	(19,776)
Finance income	1,206	28,372
Net finance (costs)/income	(21,457)	8,596
(Loss)/profit before income tax	(8,455)	1,628
Income tax credit/(expense)	1,815	(299)
(Loss)/profit for the period	(6,640)	1,329

Basic and diluted (loss)/earnings per share:
Basic and diluted (loss)/earnings per share (pence) (1) (2)	(3.85)	0.78
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted (loss)/earnings per share (thousands) (1) (2)	172,434	169,318

(1) For the three months ended 30 September 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

(2) For the three months ended 30 September 2024, potential ordinary shares are dilutive as their inclusion reduces the earnings per share, however this dilution does not have an impact upon rounding the earnings per share to two decimal places.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	30 September 2025	30 June 2025	30 September 2024
ASSETS
Non-current assets
Property, plant and equipment	299,286	292,334	265,432
Right-of-use assets	6,883	7,145	7,912
Investment properties	19,364	19,433	19,643
Intangible assets	1,052,673	966,457	987,674
Deferred tax asset	27,151	24,927	16,848
Trade receivables	65,978	43,419	59,512
Derivative financial instruments	-	-	101
	1,471,335	1,353,715	1,357,122
Current assets
Inventories	18,192	13,053	12,441
Prepayments	25,717	17,438	36,555
Contract assets – accrued revenue	50,054	19,528	45,759
Trade receivables	76,681	133,728	39,355
Other receivables	5,156	13,694	2,162
Derivative financial instruments	4	472	11
Cash and cash equivalents	80,458	86,105	149,558
	256,262	284,018	285,841
Total assets	1,727,597	1,637,733	1,642,963

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2025	30 June 2024	30 September 2024
EQUITY AND LIABILITIES
Equity
Share capital	56	56	55
Share premium	307,345	307,345	227,361
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(721)	223	583
Retained deficit	(348,066)	(341,616)	(307,545)
	186,339	193,733	148,179
Non-current liabilities
Contract liabilities - deferred revenue	6,326	5,915	7,269
Trade and other payables	216,289	205,359	210,555
Borrowings	481,218	471,855	481,714
Lease liabilities	7,659	7,899	8,227
Derivative financial instruments	476	2,599	3,192
	711,968	693,627	710,957
Current liabilities
Contract liabilities - deferred revenue	218,676	205,490	224,842
Trade and other payables	323,394	359,246	309,542
Income tax liabilities	646	566	914
Borrowings	267,950	165,119	232,317
Lease liabilities	850	572	446
Derivative financial instruments	1,680	3,403	7,890
Provisions	16,094	15,977	7,876
	829,290	750,373	783,827
Total equity and liabilities	1,727,597	1,637,733	1,642,963

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2025	2024
Cash flow from operating activities
Cash generated from operations (see supplemental note 4)	8,417	23,208
Interest paid	(10,863)	(11,370)
Interest received	1,157	1,060
Tax (paid)/refunded	(14)	419
Net cash (outflow/)inflow from operating activities	(1,303)	13,317
Cash flow from investing activities
Payments for property, plant and equipment	(16,980)	(10,299)
Payments for intangible assets	(162,571)	(153,740)
Proceeds from sale of intangible assets	62,861	33,568
Net cash outflow from investing activities	(116,690)	(130,471)
Cash flow from financing activities
Proceeds from borrowings	105,000	200,000
Principal elements of lease payments	(204)	(128)
Debt issue costs paid	(2,102)	-
Net cash inflow from financing activities	102,694	199,872
Effect of exchange rate changes on cash and cash equivalents	9,652	(6,709)
Net (decrease)/increase in cash and cash equivalents	(5,647)	76,009
Cash and cash equivalents at beginning of period	86,105	73,549
Cash and cash equivalents at end of period	80,458	149,558

SUPPLEMENTAL NOTES

1          General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 30 September
	2025 £’000	2024 £’000
(Loss)/profit for the period	(6,640)	1,329
Adjustments:
Income tax (credit)/expense	(1,815)	299
Net finance costs/(income)	21,457	(8,596)
Profit on disposal of intangible assets	(45,044)	(35,552)
Amortization	54,152	53,270
Depreciation	4,829	4,256
Exceptional items	-	8,638
Adjusted EBITDA	26,939	23,644

3	Reconciliation of (loss)/profit for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 30 September
	2025 £’000	2024 £’000
(Loss)/profit for the period	(6,640)	1,329
Exceptional items	-	8,638
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	5,092	(16,684)
Fair value movement on embedded foreign exchange derivatives	(49)	5,952
Income tax (credit)/expense	(1,815)	299
Adjusted loss before income tax	(3,412)	(466)
Adjusted income tax credit (using a normalized tax rate of 25% (2024: 25%))	853	117
Adjusted loss for the period (i.e. adjusted net loss)	(2,559)	(349)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(1.48)	(0.21)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	172,430	169,318

(1) For the three months ended 30 September 2025 and the three months ended 30 September 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 30 September
	2025 £’000	2024 £’000
(Loss)/profit for the period	(6,640)	1,329
Income tax (credit)/expense	(1,815)	299
(Loss)/profit before income tax	(8,455)	1,628
Adjustments for:
Depreciation	4,829	4,256
Amortization	54,152	53,270
Profit on disposal of intangible assets	(45,044)	(35,552)
Net finance costs/(income)	21,457	(8,596)
Non-cash employee benefit expense - equity-settled share-based payments	190	376
Foreign exchange losses/(gains) on operating activities	2,174	(714)
Reclassified from hedging reserve	1,660	2,759
Changes in working capital:
Inventories	(5,139)	(8,898)
Prepayments	(6,428)	(18,098)
Contract assets – accrued revenue	(30,526)	(5,981)
Trade receivables	48,979	(14,230)
Other receivables	8,538	573
Contract liabilities – deferred revenue	13,597	28,136
Trade and other payables	(51,567)	24,306
Provisions	-	(27)
Cash generated from operations	8,417	23,208